WNC & ASSOCIATES, INC.


September 20, 2007





[[NAME]]
[[ADDRESS]]
[[ADDRESS2]]
[[CITY]], [[STATE]] [[ZIP]]


Dear [[ATTENTION]],


You recently received a proxy dated July 24, 2007 for your limited partnership interest in WNC California Housing Tax Credit Fund L.P., (the "Partnership") stating that we recommend you vote for the disposition of Woodlake Manor (the "Property"). The low-income housing property is owned by the Partnership through its investment in Woodlake Manor ("Woodlake Manor"). We regret to inform you that the potential purchaser has decided to not purchase the property due to Rural Development not approving the appraisal.


Sincerely,

/s/ MELANIE WENK

Melanie Wenk
Vice President - Portfolio Management
WNC & Associates, Inc.



Cc:      Registered Representative




[GRAPHIC OMITTED]       17782 Sky Park Circle o Irvine, CA 92614-6404 o
                             Phone 714/662 5565 o Fax 714/708 8498